UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One):

☒                              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

or

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from             to

Commission file number 001-16129

A.            Full title of the plan and the address of the plan, if different from that of the issuer named below:

TRS 401(k) Retirement Plan

B.            Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

FLUOR CORPORATION

6700 Las Colinas Boulevard

Irving, Texas 75039

Audited Financial Statements

and Supplemental Schedule

TRS 401(k) Retirement Plan

As of December 31, 2016 and 2015 and for the Year Ended December 31, 2016

With Report of Independent Registered Public Accounting Firm

TRS 401(k) Retirement Plan

Index to Audited Financial Statements

and Supplemental Schedule

Report of Independent Registered Public Accounting Firm

The Retirement Plan Investment Committee

TRS 401(k) Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the TRS 401(k) Retirement Plan as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the TRS 401(k) Retirement Plan at December 31, 2016 and 2015, and the changes in its net assets available for benefits for the year ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2016, has been subjected to audit procedures performed in conjunction with the audit of the TRS 401(k) Retirement Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

Dallas, Texas

June 16, 2017

TRS 401(k) Retirement Plan

Statements of Net Assets Available for Benefits

	December 31,
	2016	2015
Assets:
Investments in Fluor Corporation Master Retirement Trust	$23,694,596	$23,645,238
Receivables:
Contributions	2,423	72,881
Notes receivable from participants	224,104	130,563
Total assets	23,921,123	23,848,682

Liabilities: Accrued expenses	57,006	—
Net assets available for benefits	$23,864,117	$23,848,682

See accompanying notes.

TRS 401(k) Retirement Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2016

Additions (deductions) in net assets:
Contributions:
Participants	$3,640,202
Company	85,056
Rollover	91,722
Total contributions	3,816,980

Net investment income:
Share in net investment income of Fluor Corporation Master Retirement Trust	1,534,400

Interest income on notes receivable from participants	7,195

Benefits, terminations and withdrawals	(4,425,085)
Administrative expenses	(290,925)
Asset transfers to Fluor Corporation Employees’ Savings Investment Plan	(627,130)
Net increase in net assets available for benefits	15,435

Net assets available for benefits:
Beginning of year	23,848,682
End of year	$23,864,117

See accompanying notes.

TRS 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2016

1. Description of the Plan

The TRS 401(k) Retirement Plan (the Plan) was established on September 1, 1991, by Total Recruiting Services, Inc., currently TRS Staffing Solutions, Inc. (TRS or the Company), as a defined contribution plan. TRS is a wholly owned subsidiary of Fluor Corporation (Fluor). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). An Employee Stock Ownership Plan (ESOP) was established in 2014 as a component of the Plan, designed to invest primarily in Fluor stock. All of the investments in the Fluor Corporation Common Stock fund (with the exception of certain current year company contributions and a cash component) made on behalf of eligible participants will be held by the ESOP. The ESOP permits participants to elect to receive dividends in cash or reinvest them into the Fluor Corporation Common Stock fund.

The following provides only general information about the Plan. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is managed by Fluor’s Global Benefits, Administrative and Retirement Plan Investment Committees (collectively, the Committees). The Global Benefits Committee is responsible for plan design and funding strategies, including corporate contributions. The Administrative Committee interprets the Plan’s documents and administers the Plan on behalf of participants. The Retirement Plan Investment Committee establishes investment policies and objectives, including the investment portfolio diversification and risk concentration guidelines, and monitors investment activity and ongoing investment performance. The Retirement Plan Investment Committee may appoint professional investment managers to manage the investment accounts of the Fluor Corporation Master Retirement Trust (the Master Trust) in accordance with ERISA requirements and its own guidelines.

The Master Trust Agreement requires that The Northern Trust Company (the Trustee), either directly or indirectly, hold the Plan’s assets in a master trust and administer and distribute those assets in accordance with the Plan and the instructions of the Committees or their designees.

Eligibility, Contributions and Vesting

Employees are eligible to participate in the Plan and may begin making contributions to the Plan as soon as administratively feasible following the employee’s first day of employment. If a terminated employee is re-employed by the Company, such employee is immediately eligible to participate in the Plan upon re-employment, provided such person was an eligible employee at the date of termination.

Participants may elect to contribute an amount ranging from 1% to 20% of their compensation, as defined, subject to Internal Revenue Service (IRS) limits. Participants who have attained age fifty before the end of the Plan year are eligible to make catch-up contributions.

Individuals who become eligible to participate in the Plan will automatically become participants in the Plan and contribute 4% of their compensation, unless they elect to modify the amount of their contribution.

TRS 401(k) Retirement Plan

Notes to Financial Statements (continued)

Participants may change their contribution percentages at their own discretion. Such contribution percentage changes shall become effective as soon as administratively possible following receipt of the change request by the recordkeeper.

All eligible salaried employees who have completed one or more years of service with the Company (or any member of the controlled group) receive a Company matching contribution at a rate determined annually by the Company. There is no guaranteed minimum for Company matching contributions. For the year ended December 31, 2016, the Company matched 100% of salaried participant contributions up to a maximum of 4% of eligible compensation for eligible participants. The Company matching contributions are invested in the same funds as the participant contributions and may be subsequently transferred to other funds.

The Company may elect to make an annual contribution (Company Contribution) for eligible hourly employees in the amount of 1% of an eligible hourly employee’s compensation, as defined in the Plan.  In order to share in the Company Contribution, each eligible hourly employee must (i) have completed one year of service, as defined in the Plan (ii) be employed on the last day of the Plan year, and (iii) have been credited with at least 1,000 hours of service, as defined in the Plan.

Participants are fully vested at all times in participant and Company matching contributions and earnings thereon. Eligible hourly employees vest in the Company Contribution after three years of service.

Benefits, Terminations and Withdrawals

Upon total and permanent disability, death, retirement or termination of employment, participants are eligible to receive a distribution of the full value of their accounts. Distributions are made in lump-sum amounts, and participants invested in Fluor Corporation common stock may request Fluor Corporation common stock valued at current market value in lieu of or in combination with cash. If the account balance is $1,000 or less, a distribution will be made in a lump sum following the end of employment unless the participant elects a direct rollover of such account balance. If the amount to be distributed exceeds $1,000 and the participant does not request a distribution, the participant’s account shall remain in the Plan and may be withdrawn or distributed at the participant’s request or as minimum required distributions beginning when the participant attains age 70½. When a participant dies, the entire amount in the participant’s account is allocated to the participant’s beneficiaries, as described in the Plan document. Under certain hardship conditions, as defined in the Plan document, participants may elect to withdraw a portion of their account balance at any time during the Plan year. Additionally, participants who have reached age 59½ have the option of withdrawing all or part of their vested account balance at any time.

Notes Receivable from Participants

The Plan allows participants to borrow up to one-half of their account balance. In no event can the borrowing amount be for less than $1,000, nor can it exceed $50,000, reduced by the participant’s highest borrowing balance in the previous 12 months. Such borrowings are evidenced by promissory notes, bear interest as defined in the Plan document and are payable through payroll deductions or monthly installments if the employee is on unpaid leave of absence or terminated from service. The maximum length of each promissory note is 15 years for a primary residence note or five years for all other notes. Participants are allowed to have only one promissory note outstanding at any time.

TRS 401(k) Retirement Plan

Notes to Financial Statements (continued)

Income Tax Status

The Plan has received a determination letter from the IRS dated February 27, 2014, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from federal income taxes. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan’s Administrative Committee believes the Plan is being operated in compliance with applicable requirements of the Code and therefore believes the Plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2016, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Participant Accounts

An individual account is maintained for each participant in each designated fund. Participant designated funds consist of the LifePath®, Stable Value, Total Bond Index, Diversified Bond, Real Return, S&P 500 Index, Large Cap Equity, Extended Market Equity Index, Small/Mid Cap Equity, International Equity Index, Non-U.S. Equity and Fluor Corporation Common Stock funds and a Self-Directed Brokerage Account (SDBA). The asset allocations of these designated funds comprise various debt and equity securities as disclosed in Notes 3 and 5. Each account is adjusted daily for contributions or withdrawals and net investment income or loss allocated to the individual participants in each fund. If no funds are selected by the participant, then the contributions are designated to the appropriate BlackRock, Inc. (BlackRock) LifePath® funds based on participant age. Contributions into the BlackRock LifePath® funds may be subsequently allocated to other funds at the discretion of the participant. Participants are allowed to transfer a portion or all of the balance in their accounts from one investment fund to any other investment fund on a daily basis. However, participants can make transfers into the Fluor Corporation Common Stock, Large Cap Equity, Small/Mid Cap Equity, S&P 500 Index, Extended Market Equity Index, International Equity Index, Non-U.S. Equity or Real Return funds only once per calendar month. Participants are limited in the amount they can invest in the Fluor Common Stock fund to 20% of their total account balance.

Rollover Contributions

Participants may contribute distributions into the Plan that were received from previous employers’ qualified retirement plans (rollover contributions). Participants are fully vested at all times in rollover contributions and the earnings thereon.

Asset Transfers to the Fluor Corporation Employees’ Savings Investment Plan

If a participant becomes eligible for participation in the Fluor Corporation Employees’ Savings Investment Plan (the SIP Plan), a defined contribution plan sponsored by Fluor, the participant may transfer their Plan balance to the SIP Plan. If the participant does not elect to do so, the balance will be automatically transferred from the Plan to the SIP Plan as soon as administratively feasible.

TRS 401(k) Retirement Plan

Notes to Financial Statements (continued)

Plan Termination

While the Company has not expressed any intent to terminate the Plan, it has the right to do so at any time.

2. Summary of Significant Accounting Policies

Investments

The Plan’s investments are commingled with the investments of various other employee benefit plans sponsored by Fluor and certain of its subsidiaries and affiliates in the Master Trust, which in turn invests in the Fluor DC Investments (as later defined). The Plan’s investments are stated at fair value as follows:

Corporate equity securities are valued based on the last trade or official close of an active market or exchange on the last business day of the Plan year. U.S. government securities, obligation to return collateral and corporate bonds are valued based on pricing models, which are determined from a compilation of primarily observable market information, broker quotes in non-active markets or similar assets. Securities not traded on the last business day are valued at the last reported bid price. The estimated fair value of the investments in the common or collective trusts represents the underlying net asset value of the shares or units of such funds as determined by the issuer.

The SDBA is provided for participants who want more investment choices than the core options offered by the Plan. Through the SDBA, participants have access to a wide range of mutual funds. As of December 31, 2016 and 2015, the investment holdings of the participants via the SDBA included a large variety of mutual funds valued at fair value, which represents the net asset value of the shares of such funds as of the close of business at the end of the period.

Investments in the Stable Value Fund (Note 4) consist of fully benefit-responsive synthetic guaranteed investment contracts (synthetic GICs) and a common or collective trust short-term investment fund. Synthetic GICs, which are reported at contract value, are comprised of an underlying asset and a “wrapper” contract. A guaranteed investment contract is an insurance contract that guarantees its owner principal repayment and a stated rate of interest for a predetermined period of time. Wrapper contracts essentially modify the investment characteristics of underlying securities to those of guaranteed investment contracts. The wrapper contracts provide that benefit-responsive distributions for specific underlying securities may be withdrawn at contract value. Contract value represents contributions made, plus interest earned, less withdrawals. Benefit-responsive distributions are generally defined as withdrawals due to a participant’s retirement, disability, death or participant-directed transfers, in accordance with the terms of the Plan.

Net investment income (loss) of the Master Trust is allocated daily to the Plan based on the ratio of the Plan’s investment in the Master Trust to the total value of the related Master Trust investments as of the beginning of the day.

Purchases and sales of investments are recorded on the trade date. Realized gains or losses on sales, redemptions or distributions of investments are based on each investment manager’s average historical cost. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Risks and Uncertainties

The Master Trust invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market volatility and credit risks. Due to the level of risk associated with certain

TRS 401(k) Retirement Plan

Notes to Financial Statements (continued)

investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

The Master Trust’s concentrations of credit risk are dictated by the Plan’s provisions, as well as those of ERISA and participants’ investment preferences (Note 1). The Stable Value Fund (Note 4) primarily invests in contracts of financial institutions with at least “A” credit ratings. The Master Trust’s exposure to credit risk on the wrapper contracts is limited to the value of the contracts with each financial institution. The Retirement Plan Investment Committee believes that no significant concentrations of credit risk exist within any investment option at December 31, 2016 or 2015, except as disclosed in Note 5.

Contributions

Participant contributions are recorded when the Company makes payroll deductions from the participant’s compensation. Company matching contributions, if any, are recorded at the same time as the participant contribution. Contributions are funded to the Plan following the payroll payment date. Contributions receivable at December 31, 2015 were primarily for participant contributions.

The Company Contribution is recorded at the end of the Plan year and is paid by Fluor in the following year. The contribution may be made in cash or by transfer of certain other assets held by Fluor.

Benefits, Terminations and Withdrawals

Benefits, terminations and withdrawals are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned and credited to the participant’s account. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2016 or 2015. If a participant ceases to make note repayments and Plan management deems the participant note to be a distribution, the participant note balance is reduced and a benefit payment is recorded.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements, accompanying notes and supplemental schedule. Actual results could differ from those estimates.

Recent Accounting Pronouncements

New accounting pronouncements implemented by the Plan during 2016 or requiring implementation in future periods are discussed below or in the related notes, where appropriate.

In February 2017, the Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) 2017-06, “Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): Employee Benefit Plan Master Trust Reporting,” which requires a plan to report an interest in a master trust and the change in the value of that interest as separate line items on the statement of net assets available for benefits and the statement of changes in net

TRS 401(k) Retirement Plan

Notes to Financial Statements (continued)

assets available for benefits, respectively. A plan will have to disclose the master trust’s investments and other assets and liabilities, as well as the dollar amount of its interest in these balances. Investments measured at fair value will have to be presented by general type of investment. ASU 2017-16 is effective for annual periods beginning after December 15, 2018 and will be applied retrospectively, with early adoption permitted. Management does not expect the adoption of this ASU to have a material impact on the Plan’s net assets or changes in net assets.

In 2016, the Plan adopted ASU 2014-15, “Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern.” This ASU requires management to perform interim and annual assessments of an entity’s ability to continue as a going concern within one year of the date the financial statements are issued and to provide certain disclosures if conditions or events raise substantial doubt about the entity’s ability to continue as a going concern. The adoption of ASU 2014-15 did not have any impact on the Plan’s net assets or changes in net assets.

Subsequent Events

Effective January 1, 2017, participants may make contributions as either pre-tax contributions, Roth contributions, or a combination of both. Plan management has evaluated all other material events occurring subsequent to the date of the financial statements up to the date this annual report is filed on Form 11-K.

3. Master Trust

Investments

The Master Trust — Fluor manages the investments of the Plan and the SIP Plan (collectively, the Fluor DC Investments) and the investments of the Defined Benefit Plan of Fluor Corporation and Participating Subsidiaries (the Fluor DB Investments). The Fluor DC Investments are presented as a single master trust investment account because all the investments are participant-directed. In December 2016, the Company fully liquidated the Defined Benefit Plan of Fluor Corporation and Participating Subsidiaries. The investments held by the Master Trust are valued at fair value and contract value as described in Note 2.

The net assets at fair value of the Master Trust consist of the following as of December 31:

	2016	2015
	(In Thousands)
Assets:
Fluor DC Investments	$3,156,490	$3,045,037
Fluor DB Investments	—	2,655
Net assets of the Master Trust	$3,156,490	$3,047,692

Net investment income for the Master Trust is as follows for the year ended December 31:

2016
(In Thousands)
Net investment income:
Fluor DC Investments	$199,999
Fluor DB Investments	41
Total net investment income	$200,040

TRS 401(k) Retirement Plan

Notes to Financial Statements (continued)

The Plan’s Share of the Fluor DC Investments — The Plan’s investments consist of its proportionate share of the net assets in the Fluor DC Investments held by the Master Trust, which approximated 1% of the Fluor DC Investments as of both December 31, 2016 and 2015.

Assets

The net assets of the Fluor DC Investments as of December 31 were as follows:

	Fluor DC Investments
	2016	2015
	(In Thousands)
Assets:
U.S. government securities	$39,003	$38,622
Securities lending arrangements:
Corporate U.S. equity securities	43,861	39,789
U.S. government securities	2,014	2,302
Corporate bonds	389	385
Securities lending collateral — non-cash	47,462	43,684
Corporate bonds	38,944	35,773
Common or collective trusts:
BlackRock LifePath® funds	1,055,562	1,015,603
U.S. equities	350,742	304,228
Non-U.S. equities	67,453	71,418
Debt securities	39,026	29,533
Short-term investment fund	79,626	144,432
Foreign currency and cash	992	1,400
Corporate equity securities:
Fluor Corporation	144,173	143,831
Other equities	434,946	444,461
Investment income receivable	1,773	1,732
Due from brokers for securities purchased	488	—
Self-directed brokerage accounts — mutual funds	161,173	167,677
Total assets	2,507,627	2,484,870
Liabilities:
Accrued expenses	(1,606)	(1,517)
Due to brokers for securities purchased	(1,241)	(240)
Obligation to return collateral — non-cash	(47,462)	(43,684)
Total liabilities	(50,309)	(45,441)

Net assets of the Fluor DC Investments — at fair value	2,457,318	2,439,429
Synthetic GICs — at contract value	699,172	605,608
Net assets of the Fluor DC Investments	$3,156,490	$3,045,037

The BlackRock LifePath® funds presented in the table above are common or collective trust funds for which the investment asset allocations are based on a target maturity date. These funds hold a mix of broad-market stock, bond and real estate index funds designed to gradually become more conservative as the target year in which the participants expect to access their funds approaches. Upon reaching the target year, the maturing fund is combined with another fund (the BlackRock LifePath® Retirement Fund), which is designed to provide those participants who are in retirement and withdrawing money a lower-risk investment vehicle to maintain liquidity and maximize returns over the participants’ remaining life expectancies. Participant- directed redemptions out of the BlackRock LifePath® funds can occur on a daily basis; redemptions directed by the plan sponsor require a 30 day notification period.

TRS 401(k) Retirement Plan

Notes to Financial Statements (continued)

The Master Trust has a security lending program with the Trustee whereby the Trustee is authorized to lend securities owned by the Master Trust (other than Fluor common stock and securities excluded from lending from time to time by the Master Trust) to a select number of qualified borrowers (generally national and international brokerage firms). Pursuant to the agreement, security borrowers are authorized to use borrowed securities to settle trades and are obligated to return the securities to the Master Trust. All borrowed securities are secured by collateral held by the Trustee, which has a fair value of no less than 103% of the fair market value of the borrowed securities at all times. The collateral comprised U.S. government securities of approximately $47 million and $44 million as of December 31, 2016 and 2015, respectively. The maturity of the U.S. government securities and obligation to return collateral is three months or less.

The Master Trust maintains full ownership rights to the securities loaned and accordingly, classifies loaned securities as investments. Because the securities received as collateral may be repledged or sold, the Master Trust recognizes the amount of collateral received and a corresponding obligation to return such collateral on the statement of net assets. The fair value of securities on loan was approximately $46 million and $43 million as of December 31, 2016 and 2015, respectively. The Master Trust is fully indemnified by the Trustee against any losses incurred as a result of borrower default. Net securities lending income for the Fluor DC Investments of approximately $139,000 was earned under the lending agreement during the year ended December 31, 2016.

Net Investment Income

Net investment income for the Fluor DC Investments for the year ended December 31, 2016, is as follows:

Fluor DC Investments
(In Thousands)
Net appreciation in fair value of investments	$176,888
Interest on synthetic GICs	17,233
Securities lending income	185
Interest	2,834
Dividends	10,639
Securities lending expenses	(46)
Investment management and administrative expenses	(7,945)
Other	211
Total net investment income	$199,999

4. Stable Value Fund (Synthetic GICs)

The Plan’s investment in the Master Trust through its investment in the Fluor DC Investments included amounts in the Stable Value Fund, which was established for the investment of the assets of the two participating plans. Each participating plan has an undivided interest in the Stable Value Fund. Investment income and administrative expenses relating to the Stable Value Fund are allocated among the participating plans on a daily basis.

Investment income, net of expenses, of the Stable Value Fund totaled $15 million for the year ended December 31, 2016.

The Stable Value Fund enters into synthetic GICs in which the contract holder participates in asset and liability risks. In the case of a full liquidation event, the issuer is responsible for covering any amount by

TRS 401(k) Retirement Plan

Notes to Financial Statements (continued)

which the contract value exceeds the fair value of the underlying portfolio. Risks arise when entering into any investment contract due to the potential inability of the issuer to meet the terms of the contract. To the extent that an issuer has failed to meet the terms of a contract, synthetic GICs would then also bear the risk of default or the lack of liquidity of the underlying portfolio assets.

The primary variables impacting the future crediting rates of the synthetic GICs are driven by the performance of the underlying assets. The synthetic GICs are designed to reset its respective crediting rate on a quarterly basis and cannot credit an interest rate that is less than 0%. The crediting rate of the synthetic GICs tracks current market yields on a trailing basis. The rate reset allows the synthetic GICs to converge with the fair value of the underlying portfolio over time, assuming the portfolio continues to earn the current yield for a period of time equal to the current portfolio duration.

There are certain events not initiated by Plan participants that limit the ability of the Plan to transact with the issuer at contract value. Each contract issuer specifies the events that may trigger a market value adjustment to be applied to the contract value; such events may include material amendments to the Stable Value Fund’s structure or administration; changes to the participating plans’ competing investment options, including the elimination of equity wash provisions; complete or partial termination of the Stable Value Fund, including a merger with another fund; the failure of the Stable Value Fund to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA; the redemption of all or a portion of the interests in the Stable Value Fund held by a participating plan at the direction of the participating plan sponsor, including withdrawals due to the removal of a specifically identifiable group of employees from coverage under the participating plan (such as a group layoff or early retirement incentive program); the closing or sale of a subsidiary, employing unit or affiliate; the bankruptcy or insolvency of a plan sponsor; the merger of the plan with another plan or the plan sponsor’s establishment of another tax-qualified defined contribution plan; any change in law, regulation, ruling, administrative or judicial position or accounting requirement applicable to the Stable Value Fund or participating plans; and the delivery of any communication to plan participants designed to influence a participant not to invest in the Stable Value Fund. At this time, Plan management does not believe that the occurrence of any such market value event that would limit the Stable Value Fund’s ability to transact at contract value with participants is probable.

Direct transfers from the Stable Value Fund to the SDBA are prohibited and any amount transferred from the Stable Value Fund to any of the other investment options available under the Plan may not be subsequently transferred to the SDBA for a period of 90 calendar days from the initial date of transfer out of the Stable Value Fund.

TRS 401(k) Retirement Plan

Notes to Financial Statements (continued)

5. Fair Value Measurements

The following table presents, for each of the fair value hierarchy levels required under Accounting Standards Codification (ASC) 820, the Fluor DC Investments’ assets and liabilities that are measured at fair value on a recurring basis.

	December 31, 2016				December 31, 2015
(in thousands)	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets:
Government securities (1)	$—	$41,017	$—	$41,017	$—	$40,924	$—	$40,924
Securities lending collateral - non-cash	—	47,462	—	47,462	—	43,684	—	43,684
Corporate bonds (1)	—	39,333	—	39,333	—	36,158	—	36,158
Corporate equity securities:
Fluor Corporation	144,173	—	—	144,173	143,831	—	—	143,831
Other equities (1)	478,807	—	—	478,807	484,250	—	—	484,250
Self-directed brokerage accounts - mutual funds	161,173	—	—	161,173	167,677	—	—	167,677
Liabilities:
Obligation to return collateral - non-cash	—	(47,462)	—	(47,462)	—	(43,684)	—	(43,684)
Total assets in the fair value hierarchy	784,153	80,350	—	864,503	795,758	77,082	—	872,840
Investments measured at net asset value (2)(3)				1,592,409				1,565,214
Plan assets not measured at fair value, net (3)				699,578				606,983
Total plan assets, net	$784,153	$80,350	$—	$3,156,490	$795,758	$77,082	$—	$3,045,037

(1) Amounts include securities on loan under the security lending program discussed in Note 3 above.

(2) Investments measured at net asset value consist primarily of common or collective trusts. In accordance with Subtopic 820-10, investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy.

(3) The fair value amounts presented in these tables are intended to permit reconciliation of the fair value hierarchy to the line items presented in net assets of the Fluor DC Investments in Note 3 above.

6. Related Party and Party-In-Interest Transactions

Certain Plan investments in the common or collective trust accounts are managed by Northern Trust Investments, Inc., an affiliate of The Northern Trust Company (Trustee) and BlackRock (an investment manager), both of whom have a fiduciary responsibility to the Plan. Additionally, a portion of the Plan’s assets are invested in BlackRock common or collective trusts and Fluor Corporation common stock. Because Fluor is the Plan sponsor, transactions involving Fluor Corporation common stock qualify as party-in-interest transactions. Master Trust holdings for BlackRock, the Trustee and Fluor Corporation common stock amounted to approximately $1.1 billion, $419 million and $144 million, respectively, as of December 31, 2016. Master Trust holdings for BlackRock, the Trustee and Fluor Corporation common stock amounted to approximately $1.0 billion, $368 million and $144 million, respectively, as of December 31, 2015. All of the party-in-interest transactions noted above are exempt from the prohibited transaction rules.

Investments managed by BlackRock represented 34% and 33% of the Fluor DC Investments as of December 31, 2016 and 2015, respectively. Investments managed by the Trustee represented 13% and 12% of the Fluor DC Investments as of December 31, 2016 and 2015, respectively. Investments in Fluor Corporation common stock represented 5% of the Fluor DC Investments as of both December 31, 2016 and 2015.

TRS 401(k) Retirement Plan

Notes to Financial Statements (continued)

7. Differences between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31:

	2016	2015
Net assets available for benefits per the financial statements	$23,864,117	$23,848,682
Less: Benefits payable	—	(630)
Net assets available for benefits per the Form 5500	$23,864,117	$23,848,052

The following is a reconciliation of benefits, terminations and withdrawals per the financial statements to the Form 5500 for the year ended December 31:

2016

Benefits, terminations and withdrawals per the financial statements	$4,425,085
Add: Benefits payable at end of year	—
Less: Benefits payable at beginning of year	(630)
Benefits, terminations and withdrawals to participants per the Form 5500	$4,424,455

Benefits payable are recorded on the Form 5500 for payments to participants who requested payment prior to December 31, 2016, but had not been paid as of that date.

Supplemental Schedule

Schedule I

TRS 401(k) Retirement Plan

Schedule H; Line 4i — Schedule of Assets (Held at End of Year)

EIN: 57-0785147

Plan: 001

December 31, 2016

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
*	Notes receivable from participants	Interest rates ranging from 3.25% to 9.50%, with varying maturities	—	$224,104

*Party-in-interest investment that is not a “prohibited investment” under the Employee Retirement Income Security Act of 1974.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Plan Investment Committee of the TRS 401(k) Retirement Plan has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 16, 2017

TRS 401(k) Retirement Plan

By:	/s/ Mark A. Landry
Mark A. Landry
Member, Retirement Plan Investment Committee

EXHIBIT INDEX

Exhibit	Description

23.1	Consent of Independent Registered Public Accounting Firm